EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Earnings:
Net Income	$118,958	$88,906	$212,529	$182,344
Equity in loss (income) of unconsolidated entities	(335)	—	(1,021)	(27)
Income tax expense	641	454	1,910	1,200
Net income before equity in loss (income) of unconsolidated entities and income tax expense	119,264	89,360	213,418	183,517
Add:
Distribution of income from investments in unconsolidated entities	79	30	418	1,823
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	41,597	32,555	120,889	97,513
Deduct:
Capitalized interest	1,657	387	5,884	1,095
Total Earnings (A)	$159,283	$121,558	$328,841	$281,758

Fixed charges and preferred dividends:
Interest expense	$39,940	$32,168	$115,005	$96,418
Capitalized interest	1,657	387	5,884	1,095
Total Fixed Charges (B)	$41,597	$32,555	$120,889	$97,513
Preferred dividends, including redemption costs	922	—	2,766	—
Total Fixed Charges and Preferred Dividends (C)	$42,519	$32,555	$123,655	$97,513

Ratio of Earnings to Fixed Charges (A/B)	3.8 x	3.7 x	2.7 x	2.9 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.7 x	3.7 x	2.7 x	2.9 x